Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors of Alon USA Partners GP, LLC and
Unit Holders of Alon USA Partners, LP:
We consent to the incorporation by reference in the registration statement (No. 333-185598) on Form S-8 of Alon USA Partners, LP of our reports dated February 27, 2017, with respect to the consolidated balance sheets of Alon USA Partners, LP and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Alon USA Partners, LP.
/s/ KPMG LLP
Dallas, Texas
February 27, 2017